UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share**

American Depositary Shares

(Title of Class of Securities)

53225G201***

(CUSIP Number)

Mr. Zhu Guohui

Suite 2101, 21st Floor, Two Exchange Square

Central, Hong Kong

852-3153-5809

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but in connection with the registration of the American Depositary Shares, each representing two ordinary shares.

*** CUSIP Number of the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53225G201	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development Investment Company Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 50,000,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 50,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 22.7%

14	Type of Reporting Person CO

CUSIP No. 53225G201	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Yan Zhi

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization People’s Republic of China (“PRC”)

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,021,732

	8	Shared Voting Power 50,000,000

	9	Sole Dispositive Power 6,021,732

	10	Shared Dispositive Power 50,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,021,732

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.4%

14	Type of Reporting Person IN

CUSIP No. 53225G201	13D/A

Item 1.  Security and Issuer.

This Amendment No. 11 to the statement on Schedule 13D (this “Amendment”) relates to Ordinary Shares of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the “Issuer”).  Twelve Ordinary Shares of the Issuer are represented by one American depositary share (“ADS”), effective on September 5, 2024, following the ratio change of the Issuer from the previous ratio of one ADS representing two Ordinary Shares to the current ratio of one ADS representing twelve Ordinary Shares. The Issuer’s principal executive offices are located at 4 pandan crescent #03-03, Singapore (128475).

This Amendment supplements and amends the statement on Schedule 13D filed on April 11, 2016, amendment No. 1 filed thereto on October 21, 2016, amendment No. 2 filed thereto on March 30, 2017, amendment No. 3 filed thereto on May 9, 2017, amendment No. 4 filed on July 3, 2018, amendment No. 5 filed on November 13, 2018, amendment No. 6 filed on December 21, 2018, amendment No. 7 filed on December 28, 2018, amendment No. 8 filed on September 29, 2021, amendment No. 9 filed on January 7, 2022 and amendment No. 10 filed on August 28, 2022 (as amended, the “Initial Statement”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statement.

Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged.  Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 4. Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented by adding the following as the last paragraph under the heading “Further Matters”:

From August 27, 2024 to September 5, 2024, Mr. Yan Zhi has acquired 1,905,394 Ordinary Shares in the form of ADS, from the open market at a weighted average price of $0.2874 per Ordinary Share. On September 5, 2024, the closing price of the Ordinary Shares of the Issuer on the New York Stock Exchange was approximately US$0.2258 per Ordinary Share.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated with the following:

Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report that are held by other Reporting Persons, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a) See the information contained on the cover pages of this amended Statement on Schedule 13D, which is incorporated by reference. The percentage of Ordinary Shares reported as beneficially owned by each Reporting Person is based upon the 220,614,763 Ordinary Shares outstanding as of June 30, 2024 as informed by the Issuer.

(b) See the information contained on the cover pages of this amended Statement on Schedule 13D, which is incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2024

Zall Development Investment Company Limited

By:	/s/ Yan Zhi
	Name:	Yan Zhi
	Title:	Director

/s/ Yan Zhi
Name: Yan Zhi